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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2020 AND ENDING 04/30/2021
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RW SMITH & ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 TOWN SQUARE PLACE , Suite 1500
(No. and Street)

JERSEY CITY NJ 07310
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Ferreri 201-217-8055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 W. MOUNT PLEASANT AVE LIVINGSTON NJ 07039
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Ferreri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RW SMITH & ASSOCIATES, LLC, as of April 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified in Suffolk County
Commission Expires July 31, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RW SMITH & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

APRIL 30, 2021

RW SMITH & ASSOCIATES, LLC
(LIMITED LIABILITY COMPANY)
APRIL 30, 2021

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
RW Smith and Associates, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RW Smith and Associates, LLC as of April 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of RW Smith and Associates, LLC as of April 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of RW Smith and Associates, LLC's management. Our responsibility is to express an opinion on RW Smith and Associates, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to RW Smith and Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as RW Smith and Associates, LLC's auditor since 2021.
Livingston, New Jersey
June 28, 2021

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

RW SMITH & ASSOCIATES, LLC
(LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2021

ASSETS

Cash	$ 568,254
Receivable from clearing broker	240,836
Deposit with clearing broker	52,766
Prepaid expenses and other current assets	11,693
Investment in limited liability company	163,600
Property and equipment, net	2,486
Right - of -use asset	60,296
Security deposits	14,450
Total Assets	$ 1,114,381

LIABILITIES and MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 184,464
Due to related party	1,764
Lease liabilities	60,296
Total Liabilities	246,524
Member's Equity	867,857
Total Liabilities and Member's Equity	$ 1,114,381

See accompanying notes to statement of financial condition

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RW Smith & Associates, LLC (the "Company") serves the investment community principally as an inter-dealer broker of fixed income securities, including municipal securities and U.S. Government Securities in the United States. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation. The Company is subject to the regulations of the Financial Industry Regulatory Authority, ("FINRA"). The Company is wholly owned by Town Square Holdings, LLC. Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities are recorded on a trade-date settlement basis with related commission income and expenses reported on a trade-date basis.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is provided on straight-line and double declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, amortization is provided over the lesser of the economic useful life of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed when incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized when the asset is disposed.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment in Limited Liability Company

In September 2013, the Company and several other municipal securities inter-broker dealers formed Municipal Bond Information Services, LLC ("MBIS"). MBIS, among other things, collects certain municipal securities trading information from its members and transfers such information to the U. S. Securities and Exchange Commission and/or the Municipal Securities Rulemaking Committee when or if required. The Company owns an 16% interest in MBIS and accounts for its investment under the cost method. The carrying value of the Company's investment at April 30, 2021 amounted to $163,600.

Under this method, the Company's share of the earnings or losses of such Investee companies is not included in the statement of financial condition. However, impairment charges are recognized when evidence indicates that the value of the Company's investments has deteriorated. If circumstances suggest that the value of the investee company has subsequently recovered, such recovery is not recorded.

Management has indicated that it was not practicable to estimate the fair value of this investment because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, Management has reviewed the value of the investment as of April 30, 2021 and has determined that no impairment has been sustained.

Income Taxes

As a limited liability company, the Company is treated as a disregarded entity for federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the member, who is responsible for any taxes thereon. Certain states impose LLC franchise fees, which are included in other operating expenses in the accompanying statement of income.

Revenue Recognition

Revenue from Contracts with Customers

The Company acts as an interdealer broker in fixed income securities on behalf of its clients. The Company acts as an undisclosed agent brokering transactions between other registered broker-dealers and certain other financial institutions. Each time the Company facilitates a matched trade between its clients the Company earns a commission. Commissions and related clearing expenses are recorded on the trade date (the date the matched buy and sell trade orders are agreed to, executed and confirmed by the counterparties). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser is identified, the pricing is agreed upon, the contractual obligations are binding and we share in the risk of clearing and settlement. Commissions are collected at the settlement date, generally the second business day after the trade date.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Adopted Accounting Pronouncement

Allowance for Credit Losses

Effective May 1, 2020, the Company adopted Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified cash and due from its clearing broker carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance using the modified retrospective approach by means of a cumulative-effect adjustment to the opening members equity as of the beginning of the first effective reporting period. The Company believes there was no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, utilizing the CECL framework.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with amounts due from its clearing broker is not significant based on the nature of these financial assets, the credit quality of the counter party, the aging of these assets and the de minimus historical losses on such assets. Management does not believe that an allowance is required as of April 30, 2021.

Right-of-Use Assets and Lease Liabilities

The Company recognizes its leases in accordance with ASC Topic 842, *Leases ("ASC 842").* The guidance increases transparency by requiring the recognition of right-to-use assets and lease liabilities on the statement of financial condition. In applying ASC 842, the Company made an accounting policy election not to recognize the right-of-use assets and lease liabilities relating to short-term leases that have a lease term of 12 months or less at the lease inception, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term. Right-of-use assets rep- present the Company's right to use the underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date of the lease based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Right-of-Use Assets and Lease Liabilities (continued)

The discount rate is the implicit rate if it is readily determinable or the Company may use its incremental borrowing rate. The present value of the lease payments was determined using a 5.5% incremental borrowing rate. Right-of-use assets also exclude lease incentives.

The Company reconciles the operating lease expense with the operating lease payments by presenting the amortization of the right-of-use asset and the change in the lease liability in a single line item within the adjustments to reconcile net income to net cash provided by operating activities in the accompanying statement of cash flows.

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 2- PROPERTY AND EQUIPMENT

Property and equipment at April 30, 2021 consisted of the following:

Data processing equipment	$ 308,340
Office equipment	72,443
Office furniture	70,953
Leasehold improvements	44,384
	496,120
Less: accumulated depreciation and amortization	(493,634)
Property and equipment, net	$ 2,486

Depreciation and amortization expense for the year ended April 30, 2021 was $18,195.

NOTE 3- COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts. The Company is not aware of any such disciplinary actions.

NOTE 3- COMMITMENTS AND CONTINGENCIES (continued)

Leases (continued)

The Company has entered into leases for its facilities in New Jersey, California, and Florida. The Company records the expenses to occupy its facilities on a straight-line basis over the lease term which are included in occupancy expenses in the accompanying statement of income.

Operating lease expense was as follows:

	Year Ended April 30, 2021
Operating Lease Cost	$ 53,494
Variable Lease Cost	1,463
Short-Term Lease Cost	49,550
	$ 104,507

Weighted average remaining lease term (years):	
Operating leases	2.33
Weighted average discount rate:	
Operating leases	5.75%

As of April 30, 2021, maturities of the outstanding lease liability for the Company were as follows:

2021	$ 27,675
2022	27,675
2023	9,225
Total	64,575
Discount to present value	4,279
Lease liability	$ 60,296

NOTE 4- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At April 30, 2021, the Company had net capital and minimum requirements of $675,626 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.28 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5- EMPLOYEE BENEFIT PLAN

The Company maintains a voluntary defined contribution retirement plan, qualified under Section 401(k) of the Internal Revenue Code that is available to all eligible employees. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during year ended April 30, 2021.

NOTE 6- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a Fixed Income Interdealer Broker, the Company is engaged in the contemporaneous buying and selling of securities for banks, broker-dealers registered with the SEC and some institutional Investors. The Company's transactions are executed with and on behalf of these counterparties.

The Company's exposure to credit risk associated with the non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Hilltop Securities, which guarantees the transactions, while the remaining securities transactions are compared with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations. The Company is required to hold a deposit of $50,000 with the clearing broker.

NOTE 6- FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (continued)

The Company's financial instruments, including cash , receivable from clearing broker, other receivables, deposit with clearing broker, prepaid expenses and other current assets, due to related parties and accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company has a deposit and receivable from its clearing broker as shown on the accompanying statement of financial condition. These amounts are subject to loss should the clearing organization cease business.

NOTE 7- CONCENTRATIONS OF CREDIT RISK

At April 30, 2021, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and does not believe there is any significant credit risk with respect to cash.

For the year ended April 30, 2021, transactions initiated by four employees on behalf of customers yielded approximately 59% of the Company's commission revenue.

NOTE 8- RELATED PARTY TRANSACTIONS

Transactions with Related Parties

The Company received administrative, operational, and support services from an affiliated entity, Hartfield, Titus & Donnelly, LLC ("HTD"), in the amount of $184,730 during the year ended April 30, 2021. This entity is affiliated by common ownership. The Company also received support services from Munibrokers, LLC, a wholly owned subsidiary of the affiliated entity, in the amount of $96,000 during the year ended April 30, 2021. These amounts are reported as a component of operating and administrative expenses in the accompanying statement of income. The balance due to HTD of $1,764 as of April 30, 2021 is payable upon demand.

Consulting Agreement

The Company entered into an agreement with a voting member of the parent company to provide consulting services to the Company. Consulting expense under this agreement amounted to $30,000 for the year ended April 30, 2021. The Company entered into an agreement with a non-voting member of the parent company to provide consulting services to the Company. Consulting expense under this agreement amounted to $110,000 for the year ended April 30, 2021. These amounts are reported as a component of compensation, commissions and related expenses in the accompanying statement of income.

NOTE 9 – RISKS AND UNCERTAINTIES

Uncertainty Due to COVID -19

During the calendar year 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the impact, duration and spread of the COVID-19 virus are uncertain at this time. The impact on the financial markets and the overall economy, all of which are very uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.